THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION
Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Ryan M. Lambert, Esq.**	Edward H. Weaver, Esq.**
Admitted only in Utah	Admitted only in California*

June 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Hugh Fuller

Re:         YaFarm Technologies, Inc.
Registration Statement on Form SB-2, as amended
Filed on April 4, 2007
File No. 333-140764

Dear Mr. Fuller:

We herein provide the following responses to your comment letter dated May 8, 2007, regarding the above-referenced registration statement for YaFarm Technologies, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

Form SB-2
Risk Factors, page 3

1.
Please ensure that each risk factor heading identifies a material risk and that the corresponding disclosure is tailored to YaFarm or this particular offering. For example, consider whether you are materially dependent upon the services of third party contractors.

The section captioned “Risk Factors” has been revised to ensure that each risk factor heading identifies a material risk and that the corresponding disclosure is tailored to YaFarm or this particular offering. The following changes were made to the risk factors with the following previous headings:

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

The risk factor with the following heading was deleted in its entirety and replaced with the new risk factor located on pages 5 and 6:

Our ability to successfully market our services could be substantially impaired if we cannot deploy new Internet applications or if new Internet applications we deploy prove to be unreliable, defective or incompatible.

The risk factor with the following heading was deleted in its entirety:

Impairment of our intellectual property rights could negatively affect our business or could allow competitors to minimize any advantage that our proprietary technology may give us. (previously located on page 5)

The risk factors with the following headings were revised:

If we are unable to attract and retain key personnel, we may not be able to compete effectively in our market. (located on page 6)

We may not be able to effectively manage our growth and operations. (located on page 8)

Selling Security Holders, page 11

2.
Please disclose the material terms of the transactions in which the selling security holders acquired the shares now being offered. Such disclosure should include the dates of the transactions and the terms thereof including the price paid. See Item 507 of Regulation S-B.

A footnote disclosing the material terms of the transactions in which the selling security holders acquired the shares now being offered has been added to the table in the section captioned “Selling Security Holders,” located on pages 11 and 12.

3.	Please disclose whether or not any of the selling security holders are affiliated with registered broker-dealers. We may have further comments.

CH Capital, LLC, a California limited liability company, is a selling security holder. Mark Stewart, the managing member of CH Capital, LLC, is the president of Mark Stewart Securities, Inc., a registered broker-dealer. A footnote disclosing the above affiliation has been added to the table in the section captioned “Selling Security Holders,” located on pages 11 and 12, and the section captioned “Security Ownership of Certain Beneficial Owners and Management,” located on pages 15 and 16.

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

4.
Here and in the section captioned “Security Ownership of Certain Beneficial Owners and Management,” please identify the natural persons who exercise voting and/or dispositive power over the securities held by CH Capital, LLC and The Lebrecht Group APLC. See CF Telephone Interpretation I. 60, Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement, and Rule 13d-3 of the Securities Exchange Act of 1934.

Brian A. Lebrecht, Esq., president of The Lebrecht Group, APLC, and Mark Stewart, managing member of CH Capital, LLC, exercise voting and/or dispositive power over the securities held by The Lebrecht Group APLC and CH Capital, LLC, respectively. A footnote disclosing such information has been added to the section captioned “Selling Security Holders,” located on pages 11 and 12, and the section captioned “Security Ownership of Certain Beneficial Owners and Management,” located on pages 15 and 16.

5.
You indicate that your majority owner is Columbia China Capital Group, which is located in East Brunswick, New Jersey. Our research indicates that there is a U.S. and China-based boutique investment firm with the same name located on Park Avenue in New York City. Please clarify whether your majority owner is the same as this investment firm.

Columbia China Capital Group previously maintained an office located on Park Avenue in New York City.

Plan of Distribution, page 13

6.
You disclose legal fees of $20,000 associated with this filing. However, you also disclose that The Lebrecht Group, APLC received 500,000 shares (5% of the company) for serving as legal counsel in connection with this offering. Please advise.

In the section captioned “Interest of Named Experts and Counsel” on page 17, the Company provides the following disclosure:

“The Lebrecht Group, APLC serves as our legal counsel in connection with this offering. The Lebrecht Group owns 500,000 shares of our common stock.”

This disclosure does not imply that The Lebrecht Group, APLC received the 500,000 shares in exchange for serving as legal counsel in connection with this offering. The Lebrecht Group, APLC actually purchased the 500,000 shares for $500, as set forth in the section captioned “Recent Sales of Unregistered Securities,” located on page II-2.

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

Description of Business, page 17
Company Overview, page 17

7.
Please discuss the business background of YaFarm Group, LLC for the past three years. As part of your discussion, disclose the material terms associated with the reverse acquisition including the principal parties involved, including any third parties, the consideration, business purpose, etc. See Item 101(a) of Regulation S-B.

We have placed the following paragraph at the beginning of the section captioned “Description of Business” and have included a discussion of the business background of YaFarm Group, LLC for the past three years and disclosure of the material terms associated with the reverse acquisition including the principal parties involved, including any third parties, the consideration, business purpose, etc.:

“We were incorporated in the State of Delaware on June 16, 2006. On July 31, 2006, we acquired 100% of the membership interests of YaFarm Group, LLC, a New Jersey limited liability company, from Zhiguang Zhang and Jie Geng, in exchange for a total of one million shares of our common stock. Since its inception, YaFarm Group, LLC has operated as a web development and web hosting company. We acquired YaFarm Group, LLC to gain entry into the web development and web hosting industry and combine our resources.”

8.	Please indicate the address of your website as suggested by Item 101(c)(3) of Regulation S-B.

The address of the Company’s website is www.yafarm.com. The Company’s website address has been added to the section captioned “Corporate Information,” located on page two.

9.
Please move the discussion in the final paragraph of this section to the beginning and include all pertinent information regarding the transactions, such as the price per share, the terms, the dates, etc.

The discussion in the final paragraph of this section has been moved to the beginning and includes all pertinent information regarding the transaction, such as the price per share, the terms, the dates, etc. The revised paragraph is set forth in our response to comment seven above.

10.
You disclose that you design and host websites for customers and that your design of such sites is being contracted out to persons in the Peoples Republic of China. You do not disclose who supplies the servers that support the websites that you host and where they are located. In regard to third-party web hosting vendors, please expand your discussion to disclose the nature of your relationship with these concerns, and whether it is governed by signed agreements or some other form of agreement. If pursuant to any written forms of agreement, these must be filed as exhibits.

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

The disclosure you refer to is as follows:

“We intend to utilize the low-cost production base in China to be able to offer competitive and affordable web solutions to our small and medium-sized customers. We plan to raise additional capital after our shares are listed on OTCBB in order to set-up web site development operation in Beijing, China. Currently, we do not have an estimate of how much such operation will cost or whether we can successfully raise the necessary capital to achieve such an objective.”

This disclosure merely discusses YaFarm’s intention to outsource work to persons/businesses in the Peoples Republic of China in the future. YaFarm does not currently outsource website development or web hosting services to persons in the Peoples Republic of China.

In addition, YaFarm currently relies on third-party web hosting vendors, such as bluehost.com, for its customers’ web-hosting needs. YaFarm maintains an arm’s length relationship with such third-party web hosting vendors and is not affiliated with any of its vendors. YaFarm has not entered into written agreements with its third-party web hosting vendors.

This disclosure has been added to the section captioned “Description of Business,” located on page 20.

Management’s Discussion and Analysis or Plan of Operation, page 20

11.
Please either remove the references to the safe harbor provisions of Section 27A of the Securities Act of 1933 or of Section 21E of the Securities Exchange Act of 1934 or make it clear that they are not available to you each time you reference them. These provisions are not available to companies not subject to the reporting requirements of Sections 13(a) or 15(d) of that Act. Once you become reporting, please note that the provisions are not available to companies whose stock is classified as “penny stock” under the Commission’s rules.

All references to the safe harbor provisions of Section 27A of the Securities Act of 1933 or of Section 21E of the Securities Exchange Act of 1934 have been deleted.

12.
Please expand your introduction to provide insight into the material opportunities, challenges and risks, such as those presented by material trends or uncertainties on which YaFarm’s executives are focused upon for the short-term and long-term. For example, you may want to discuss your dependence upon independent contractors or pricing pressure that you face. See Release No. 33-8350.

Two additional paragraphs addressing the above referenced items have been added to the “Overview” section located on page 23.

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

13.
Please provide an analysis of material changes in your results of operations and liquidity. Currently, you recite line items from your financial statements without providing any insight into your business or industry.

Additional analysis of material changes in YaFarm’s results of operations and liquidity has been added throughout the section captioned “Management’s Discussion and Analysis or Plan of Operation.”

In addition, because YaFarm’s revenues and expenses are relatively low, the analysis has been intentionally left simple.

14.
With respect to liquidity, please address your cash requirements on both a short-term and long-term basis. See item 303 of Regulation S-B. As part of this discussion, please address the historical use of stock issuances as a form of liquidity.

A paragraph addressing YaFarm’s cash requirements on both a short-term and long-term basis has been added to pages 26 of the section captioned “Management’s Discussion and Analysis or Plan of Operation.”

15.	Please disclose the cost to the company of contracting out the hosting of websites as opposed to having in-house capacity to do so.

The cost to YaFarm of contracting out the hosting of websites generally includes an upfront payment of up to $100 per website and monthly fees of up to $20 per month. Hosting a website in-house typically involves purchasing hardware which could cost up to $50,000 depending on the size and capacity as well as staff to maintain it. Given the small scale of our operation, we do not currently provide such services in-house.

This disclosure has been added to page 20 of the section captioned “Description of Business.”

16.	Please disclose the estimated cost to YaFarm of being a publicly registered company and how you intend to pay for these expenses.

The estimated cost to YaFarm of being a publicly registered company will be approximately $150,000 per year. The Company intends to pay for these expenses by conducting private placements of its securities until its revenues can support these expenses.

This disclosure has been added to pages 24 and 26 of the section captioned “Management’s Discussion and Analysis or Plan of Operation.”

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

17.
Please explain the loan from a current shareholder for $16,099. In this regard, we note that there is no mention of this loan in the Certain Relationships and Related Transactions section. Please revise the disclosure in that section to address the identity of the lender, the terms of the loan, and whether it was on terms that were at least as favorable to YaFarm as they would have been with an unrelated third party. Please see Item 404(a) of Regulation S-B in this regard.

Columbia China Capital Group is the current shareholder who loaned $16,099 to YaFarm. Disclosure regarding this loan has been added to the section captioned “Certain Relationships and Related Transactions,” located on page 28.

Certain Relationships and Related Transactions, page 23

18.	Please also disclose whether or not YaFarm has an established policy regarding such related transactions as the above.

The Company does not have an established policy regarding such related transactions as the above.

This disclosure has been added to the section captioned “Certain Relationships and Related Transactions,” located on page 28.

Executive Compensation, page 24

19.	Please disclose in a narrative fashion whatever plans YaFarm has for executive compensation in the year ended December 31, 2007. Your attention is directed to Item 402 of Regulation S-B.

The Company does not currently compensate its officers for services rendered. Once the Company achieves profitability, it will reconsider its current policy.

This disclosure has been added to the section captioned “Executive Compensation,” located on page 29.

Available Information, page 25

20.
The Commission’s current address is 100 F Street, NE, Washington, DC 20549 and the public reading rooms in the Regions were closed in light of EDGAR. Please revise this section to reflect the current status.

The section captioned, “Available Information” has been revised to reflect the Commission’s current address and the fact that the public reading rooms in the Regions were closed.

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

Recent Sales of Unregistered Securities, page II-1

21.	Please ensure that you have disclosed all issuances of unregistered securities for YaFarm Group for the past three years. See Item 701 of Regulation S-B.

The section captioned, “Recent Sales of Unregistered Securities” has been revised to include a section which discloses all issuances of unregistered securities for YaFarm Group, LLC for the past three years.

22.	Please clarify whether your Rule 504 offering was a private or public 504 offering and the facts that made this exemption available.

The Company’s Rule 504 offering was a private offering. The Rule 504 exemption is available because the Company (i) sold under $1,000,000 of restricted securities in any 12-month period, (ii) conducted the 504 offering through its officers and directors and did not utilize general solicitation or public advertising of its securities, and (iii) is not a “blank check” company.

This disclosure has been added to the section captioned “Recent Sales of Unregistered Securities,” located on pages II-1 and II-2.

Undertakings, page II-2

23.	The appropriate undertaking required by Item 512(g) of Regulation S-B should be included.

The section captioned “Undertakings,” located on pages II-3 and II-4 has been revised to include the appropriate undertaking required by Item 512(g) of Regulation S-B.

Signatures

24.
As requested in comment 2 of our letter dated April 4, 2007, please ensure that your registration statement is signed by the person acting in the capacity of your controller or principal accounting officer. See Section 6 of the Securities Act and instructions to signatures to Form SB-2.

The Company’s First Amended Form SB-2/A filed with the Commission on April 4, 2007 was signed by Hong Zhao, the Company’s Chief Financial Officer, and also the Chief Accounting Officer. The signature block has been modified to reflect this.

Exhibits

25.	Please file an updated legality opinion.

The Company’s Second Amended Form SB-2/A filed with the Commission on June 12, 2007 includes an updated legality opinion.

Hugh Fuller
U.S. Securities and Exchange Commission
June 12, 2007

Thank you for your time and attention to this matter. Please do not hesitate to contact me if you have any questions.

Sincerely,

By:	/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.